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FOIA Confidential Treatment Request
Confidential Treatment Requested by SANPAOLO IMI S.p.A.

February 6, 2006

Ms. Cecilia D. Blye
Mr. James Lopez
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:	Sanpaolo IMI S.p.A.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 28, 2005
File No. 1-14870

Dear Ms. Blye and Mr. Lopez:

     Thank you for your letter dated December 29, 2005, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to the annual report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) of Sanpaolo IMI S.p.A. (“Sanpaolo IMI”, also referred to in this letter as “we”), which was filed with the Commission on June 28, 2005.

     We appreciate your willingness to discuss these comments and the preliminary information gathered in response to these comments with our counsel on January 20, 2006. We also appreciate your understanding in affording us the time necessary to prepare our responses.

     Our responses to the Staff’s comments on the 2004 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text, furthermore we have used captions in our responses which follow each comment.

     In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

  Sanpaolo IMI is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

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Confidential Treatment Requested by SANPAOLO IMI S.p.A.

  Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Sanpaolo IMI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.	We note from a public media source that you may have branches in Sudan. We also note from page 52 of your Form 20-F that you had loans exposed to Iranian country risk as of fiscal years end 2001 and 2002. Iran and Sudan are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and export controls administered by the Commerce Department’s Bureau of Industry and Security. We note that the Form 20-F does not contain any information relating to operations in either of these countries apart from the quantification of loans exposed to Iranian country risk. With a view to disclosure, please describe your operations in Iran and Sudan, and discuss their materiality to you in light of each country’s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Sudan, including through subsidiaries, affiliates, financing transactions, joint ventures and other direct and indirect arrangements.

Sudan

   No branch in Sudan

     We do not have a branch or representative office in Sudan. We understand that the Staff’s comment about possible branches in Sudan was based on a Middle East Company News report, dated May 11, 2005, concerning the opening of our representative office in Dubai in co-operation with the National Bank of Abu Dhabi (“NBAD”), a bank incorporated and headquartered in the Emirate of Abu Dhabi in the United Arab Emirates. NBAD is not an affiliate of Sanpaolo IMI. In describing NBAD, the report noted that NBAD — not Sanpaolo IMI — has a branch in, among other countries, Sudan. We have a memorandum of understanding with NBAD, dating from 2004, which provides for mutual customer assistance and similar forms of co-operation in Italy, the United Arab Emirates and Egypt. Our co-operation does not extend to Sudan.

   Activities relating to Sudan

     The only activities we have that, to our knowledge, relate in any way to Sudan are as follows:

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  Correspondent relationships. We have, as is customary in the banking sector, correspondent relationships with banks in a number of different countries for purposes of effecting money transfers and making or receiving payments on behalf of our clients. A correspondent relationship consists primarily of an arrangement whereby two banks agree to exchange SWIFT codes for purposes of more efficiently identifying and acknowledging payments or transfers made between the banks. We have correspondent relationships with two banks in Sudan:                                          These relationships date from the 1980’s.

  Deposits and assets under custody from Sudanese residents. Our branches in Italy have demand deposits, time deposits and assets under custody from residents of Sudan.                                          These accounts typically hold small amounts deposited by individuals who are Sudanese residents, but who travel to or do business in Italy. At December 31, 2004, the aggregate amount of deposits and assets under custody from residents of Sudan was approximately         . At November 30, 2005, the latest date for which this information is currently available, the aggregate amount was approximately         . All of these accounts are subject to our client identification procedures, as well as our anti-money laundering procedures (which include monitoring to identify any individual or entity connected with terrorist activities) and the Italian legal requirement, under Law No. 16 of 1980, as supplemented by Law No. 197 of 1991, to identify and record any transaction (or series of transactions) in excess of €12,500.

  Credit exposure to Sudan dating from 1978. In 1978, Istituto Bancario San Paolo di Torino (as we were known before we changed our name to Sanpaolo IMI upon our merger with Istituto Mobiliare Italiano in 1998), accepted and honored, in favor of an Italian client, a letter of credit issued by                      .. San Paolo thus created a credit exposure towards                                          did not repay any of the amounts due pursuant to the letter of credit. In the 1980’s, as part of a general renegotiation of Sudan’s debt with international banks, our credit extension was restructured a number of times and its maturity was extended to 1989.                       never made a single payment to us and, by 1997, we had made provisions for loan losses in the full amount of the credit extension, which totaled approximately          and had classified the loan as non-performing. The amount of this credit extension is not included in the tables on pages 51-53 of the 2004 Form 20-F because these tables include only loans classified as performing. The amount of the credit extension is included in the line item            in the table on page 48 of the 2004 Form 20-F, which shows the

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  distribution of our non-performing loans by customer group and economic sector.

     For a table summarizing the exposure to                 and the amounts of deposits and assets under custody from Sudanese residents, please see Annex A attached hereto. The amount of interest income and other revenues earned on the deposits and assets under custody from Sudanese residents for the periods presented in Annex A cannot be quantified with any certainty, but would be insignificant given the insignificance of the respective balances. The amount of interest expense on the deposits from Sudanese residents was insignificant.

     We address the issue of the quantitative and qualitative materiality of our activities relating to Sudan in our response to comment 2.

Iran

   Participations in syndicated credit facilities to Iranian banks

     We have loan participations in three syndicated credit facilities to Iranian banks. The purpose of these facilities, which were granted in the 1990’s, was to finance the exports of three Italian companies to Iran. The facilities are fully guaranteed by the Republic of Iran and are insured, for amounts ranging between 90% and 95% of the facility amounts, by SACE, Servizi Assicurativi del Commercio Estero S.p.A. (“SACE”). SACE is an export credit and investment insurance company owned by the Italian Ministry of the Economy and Finance and is a member of the Berne Union, or International Union of Credit and Investment Insurers. SACE’s insurance coverage on these facilities is in turn guaranteed by the Republic of Italy. The portion of the facilities not covered by SACE’s insurance is either wholly or partially secured by guarantees or collateral from another Italian bank or from the relevant Italian exporter. Sanpaolo IMI was not the lead bank on any of these facilities.

     The details of these facilities and our participations therein are as follows:

  Facility to Bank A. This facility comprises two tranches, one granted in March 1996 and one in April 2000, for a total of approximately US $601 million or €509.4 million1 , of which our participation is approximately US $43 million or €36.3 million1 (or approximately 7.13% of the total amount of the facility), and expires in 2009. This facility relates to the construction of four steel mills in Iran by an Italian company which is a client of ours. At December 31, 2004 and 2005, our outstanding exposures (on a gross basis, without taking into account SACE insurance and other Italian security) on this facility were, respectively, approximately €15.9 million and €14.3 million. The loans under this facility are classified as performing.

     1 At the euro-dollar exchange rate of €1=US $1.1797 on December 31, 2005.

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  Facility to Bank B. This facility was granted in October 1999 and comprises two tranches, one for approximately €50 million and one for approximately US $7.7 million or €6.5 million1 , for a total of approximately €56.5 million, of which our participation is approximately €7.9 million (or approximately 14% of the total amount of the facility), and expires in 2012. This facility relates to the construction of a plant for the production of polypropylene in Iran by an Italian company which is a client of ours. At December 31, 2004 and 2005, our outstanding exposures (on a gross basis, without taking into account SACE insurance and other Italian security) on this facility were, respectively, approximately €7.0 million and €6.1 million. The loans under this facility are classified as performing.

  Facility to Bank C. This facility was granted in December 1999 for a total of approximately €304.5 million, of which our participation is approximately €33.5 million (or approximately 11% of the total amount of the facility), and expires in 2011. This facility relates to the sale of twelve gas turbines for electrical power generation to Iran by an Italian company which is a client of ours. At December 31, 2004 and 2005, our outstanding exposures (on a gross basis, without taking into account SACE insurance and other Italian security) on this facility were, respectively, approximately €41.7 million and €39.7 million. The loans under this facility are classified as performing.

     As your comment correctly notes, our aggregate gross and net (of SACE insurance and other Italian security) outstanding exposures on these facilities at December 31, 2002 and 2001 were disclosed on page 52 of the 2004 Form 20-F. In addition, our gross (€2.6 million) and net exposures on the facility to Bank C at December 31, 2000 were included in the line item “Other” in the table on page 53 of the 2004 Form 20-F.2

     Our aggregate gross and net (of SACE insurance and other Italian security) outstanding exposures on these facilities was, respectively, approximately: €60 million and €1.5 million at December 31, 2005, €64.6 million and €1.8 million at December 31, 2004, and €61.9 million and €1.1 million at December 31, 2003. The 2004 and 2003 exposures were not disclosed in the 2004 Form 20-F for the simple reason that in those years Iran was not considered by the Italian Banking Association, under Bank of Italy guidelines, to present country risk (please see page 50 of the 2004 Form 20-F for an explanation of the tables shown on pages 51-53).

     2 The table on page 53 of the 2004 Form 20-F relating to the exposures at December 31, 2000, unlike the tables on pages 51 and 52, includes only exposures that were not fully guaranteed by entities outside the countries at risk. At December 31, 2000, our outstanding gross exposure on the facility to Bank A was €46.1 million. This amount was not included in the December 31, 2000 table because the facility to Bank A is fully secured by SACE and other Italian entities. At December 31, 2000, there was no amount outstanding under the facility to Bank B.

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Confidential Treatment Requested by SANPAOLO IMI S.p.A.

   Other activities relating to Iran

     The only other activities we have that, to our knowledge, relate in any way to Iran are as follows:

  Correspondent relationships. We have correspondent relationships with twelve banks in Iran:                                           .. The oldest of these relationships dates from 1980. We have credit exposures on seven of our Iranian correspondent banks arising from (i) our purchases, from our clients, of the receivables under letters of credit issued to them by these Iranian banks, and (ii) our guarantees, to our clients, of the receivables under letters of credit issued to them by these Iranian banks. A portion of our credit exposure arising from our guarantees, to our clients, of the receivables under letters of credit issued to them by our correspondent Iranian banks is guaranteed by a major European bank. In addition, in 2004 and 2005, our            purchased, from                     , exposures to letters of credit issued by five of these Iranian banks. Our aggregate gross and net (of the guarantee from a major European bank) outstanding exposures on the letters of credit issued by these seven Iranian correspondent banks was, respectively, approximately €23.8 million and €20.3 million at December 31, 2005, €3 million (both on gross and net) at December 31, 2004, and €1.1 million and €0.7 million at December 31, 2003. At December 31, 2002 we had no exposure on letters of credit issued by Iranian banks.

  Inter-Alpha Group Tehran representative office. The Inter-Alpha Group of Banks is an association comprising 12 major European banks. The Inter-Alpha Group established a representative office on behalf of several member banks in Tehran in 1975. In 2004, we became one of the banks to be represented by the Inter-Alpha Group Tehran representative office. That office currently represents us and four other member banks, with all expenses of the office being shared equally among the banks. As far as we are concerned, the primary function of the Inter-Alpha Group representative office in Tehran is to serve as a local contact point for our relations with Iranian banks and our Italian clients who do business in Iran.

  Deposits and assets under custody from Iranian residents. Our branches in Italy and France have demand deposits, time deposits and assets under custody from residents of Iran.                           These accounts typically hold small amounts deposited by individuals who are Iranian residents, but who travel to or do business in Italy. At December 31, 2004, the aggregate amount of deposits and assets

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  under custody from residents of Iran was approximately         . At November 30, 2005, the latest date for which this information is currently available, the aggregate amount was approximately         . All of these accounts are subject to our client identification procedures, as well as our anti-money laundering procedures (which include monitoring to identify any individual or entity connected with terrorist activities) and the Italian legal requirement, under Law No. 16 of 1980, as supplemented by Law No. 197 of 1991, to identify and record any transaction (or series of transactions) in excess of €12,500.

  Letters of credit for Iranian payees. As is customary in the banking sector, we issue letters of credit at the request of our clients to enable them to, among other things, purchase goods in Italy or abroad. Pursuant to a letter of credit, we make a payment to a third party, on the basis of our client’s credit, and then obtain repayment from our client. Our credit exposure under a letter of credit is to our client, not to the recipient of the payment. On April 12, 2005, we exchanged tested telex messages with                      and thus became accredited by      for purposes of allowing NIOC to accept letters of credit issued by us as payment for purchases made by our clients. Based on our internal inquiries to date, we have issued at least one letter of credit for purchasers in Iran since January 1, 2002.3

     For a table summarizing (i) our outstanding loans to Iranian banks (on a gross basis, without taking into account SACE insurance and other Italian security with respect to the syndicated credit facilities to Iranian banks), (ii) outstanding exposure on letters of credit of Iranian banks, (iii) the amounts of deposits and assets under custody from Iranian residents, (iv) the income earned from the loans to Iranian banks, the income relating to the letters of credit of Iranian banks and from brokerage fees relating to assets under custody for Iranian residents, and (v) the interest expense we incurred on deposits from Iranian residents, please see Annex A attached hereto.

     We address the issue of the quantitative and qualitative materiality of our activities relating to Iran in our response to comment 2.

     3 Based on our internal inquiries to date, we are not aware of any letters of credit issued to our clients for purchases in Sudan since January 1, 2002, but we cannot, as of the date of these responses, be certain that such letters were not issued either prior to or after that date.

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Confidential Treatment Requested by SANPAOLO IMI S.p.A.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain, state assets in, and/or requiring the divestment of certain state assets from companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran and Sudan.

Sudan

     In quantitative terms, as is evident from our response to comment 1 and Annex A attached hereto, we believe that none of our activities relating to Sudan is material. Our credit exposure to Sudan, which is fully covered by the related allowance for loan losses, had and, even had it been written off, would have had no impact on our results of operations, financial condition or financial position for the periods and at the dates presented in the 2004 Form 20-F or in 2005, and, even if written off, will have no impact in subsequent periods, either. Similarly, the very small balances of deposits and assets under custody from Sudanese residents have had no material impact on our results of operations, financial condition or financial position in the same periods and at the same dates and are not expected to have any material impact in subsequent periods to date.

     In qualitative terms, we do not believe our current activities relating to Sudan would be material to a reasonable investor in making an investment decision about our shares. We believe that any reasonable investor would expect a bank like ours to have correspondent banking relationships through the world and, in the course of conducting our business in Italy, to have deposits and assets under custody from institutions and individuals from any number of countries abroad, and consequently would find it neither unusual nor important that we have such relationships with banks and individuals resident in Sudan, too. We have no presence in Sudan, did not make any loans or other credit extensions to borrowers in Sudan in the periods presented in the 2004 Form 20-F, and have not made any subsequently. Nor do we think that a reasonable investor would consider the fact that we made a credit extension to                 in 1978 to be material in making a current investment decision.

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     For all of the foregoing reasons, we do not propose to include additional disclosure about our current activities relating to Sudan in our future filings with the Commission.

Iran

     In quantitative terms, as is evident from our response to comment 1 and Annex A attached hereto, we believe that none of our activities relating to Iran is material.

     Our gross and net outstanding credit exposure to Iran represented, respectively, 0.36% and 0.03% of our total amount of net foreign country outstandings at December 31, 2004; 0.40% and 0.01% of our total amount of net foreign country outstandings at December 31, 2003; and 0.72% and 0.01% of our total amount of net foreign country outstandings at December 31, 2002. Please bear in mind that the total amount of net foreign country outstandings, presented on page 42 of the 2004 Form 20-F, represents the sum of our cross-border outstandings where such outstandings in a borrower’s country exceeded 0.75% of our total assets. Even in the event of a hypothetical loss of the full amount of our credit exposure to Iran, there would have been no material impact on our results of operations, financial condition or financial position for the periods and at the dates presented in the 2004 Form 20-F and there would be no material impact in subsequent periods to date. Similarly, the very small balances of deposits and assets under custody from Iranian residents have had no material impact on our results of operations, financial condition or financial position in the same periods and at the same dates, and are not expected to have any material impact in subsequent periods to date.

     In qualitative terms, we separately disclosed our gross and net credit exposures on the syndicated credit facilities to Iranian banks at December 31, 2002 and 2001 in the 2004 From 20-F because this disclosure was required pursuant to our disclosure obligations in Italy. Given the quantitative insignificance of our exposure under these credit facilities and the fact that it arises from participations in syndicated facilities in which we are not the lead bank, we do not believe this information would be qualitatively material to a reasonable investor making an investment decision about our shares. Nevertheless, we propose to enhance our disclosure on this point in our future filings with the Commission by adding a brief paragraph summarizing the nature of these credit facilities and disclosing our gross and net outstanding exposure on these facilities at the most recent year-end following the tables currently on pages 51-53 of the 2004 Form 20-F. We also propose to disclose the nature and most recent year-end amount of our gross and net outstanding exposure to letters of credit issued by our Iranian correspondent banks.

     With respect to the Inter-Alpha Group Tehran representative office, we propose to enhance our disclosure on this point in our future filings with the Commission by adding a reference to the Inter-Alpha Group Tehran representative office to the description of our branches and representative offices currently on page 88 of the 2004 Form 20-F.

     We do not believe that any of our other current activities relating to Iran would be qualitatively material to a reasonable investor. As explained above with respect to

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Sudan, we believe that any reasonable investor would expect a bank like ours to have correspondent banking relationships throughout the world, to issue letters of credit in favor of our Italian and other clients for payments throughout the world, and, in the course of conducting our business in Italy and France, to have deposits and assets under custody from institutions and individuals from any number of countries abroad. To the extent Iran is among the countries with which we have these customary banking relationships, we do not believe a reasonable investor would consider this material in making an investment decision about our shares.

     For the foregoing reasons, with the exception of our current disclosure and the proposed, enhanced disclosure with respect to the syndicated credit facilities to Iranian banks, our exposure to letters of credit issued by some of our Iranian correspondent banks and the Inter-Alpha Group Tehran representative office, we do not propose to include additional disclosure about our current activities relating to Iran in our future filings with the Commission.

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     This letter contains confidential business and financial information and is submitted to the Staff on a confidential basis. Sanpaolo IMI hereby requests, pursuant to Rule 83 of the Commission’s Rule on Information and Requests, 17 C.F.R. §200.83(c), that the designated portions of this letter be afforded confidential treatment under the Freedom of Information Act. Please notify the undersigned, Alfonso Iozzo, Sanpaolo IMI S.p.A., Piazza San Carlo 156, 10121 Turin, Italy, or our counsel, Luigi L. De Ghenghi, Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG, United Kingdom, of any request for disclosure of this letter pursuant to the Freedom of Information Act. We would like to express our appreciation for your co-operation in these matters and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Turin at 011-39-011-5551; or fax: 011-39-011-555-3959 or our counsel, Luigi L. De Ghenghi, at 011-44-20-7418-1018 or fax: 011-44-20-7710-4918.

Very truly yours,

/s/ Alfonso Iozzo
Alfonso Iozzo
Managing Director of Sanpaolo IMI S.p.A.

Confidential Treatment Requested by SANPAOLO IMI S.p.A.

ANNEX A